Norske Skog

82

02 MAY 20 AM 10: 32

Skogn, 2002-04-30

United States Securities and Exchange Commission
Washington DC 20549

USA

02034217

SUPPL

Information - file 82-5226

Please find enclosed copies of documents sent to Oslo Stock Exchange yesterday, April 29 and today April 30, 2002.

Regards,
Norske Skogindustrier ASA
Shareholders' Register

Oddrunn Ringstad

Oddrunn Ringstad

PROCESSED
MAY 21 2002
P
THOMSON
FINANCIAL

Enclosure: Messages sent to Oslo Stock Exchange April 29 and 30, 2002

dlw 5/20

Norske Skogindustrier ASA

7620 Skogn
Telefon: 74 08 70 00
Telefaks: 74 08 71 00
Foretaksregisteret:
NO 911 750 961 MVA

N-7620 Skogn, Norway
Telephone: +47 74 08 70 00
Telefax: +47 74 08 71 00
Register of business enterprises:
NO 911 750 961 VAT

Norske Skog

Press release

New Board chairman for Norske Skog

Norske Skog's corporate assembly has elected forest owner Lars Wilhelm Grøholt, Hov i Land, new chairman of the Company's board. He follows Lage Westerbø, who declined re-election after having held the office of board chairman since 1989. Business studies graduate Giselle Marchand, Oslo, was elected new board member. In accordance with accepted corporate governance principles it is the view of the corporate assembly and of CEO Jan Reinås that the CEO – as a matter of principle – should not be a member of the Company's board. Jan Reinås is consequently withdrawing from the board.

Lars Wilhelm Grøholt (54) is a forest owner from the district of Hov i Land, in Oppland county. He was a member of Norske Skog's corporate assembly 1998-2000, and has been a member of Norske Skog's board since 2001. Grøholt is – among other things – chairman of the Norwegian Forest Owners' Association and chairman of Viken Skog. Gisele Marchand (43) holds a business studies degree from the Handelshøyskolen (School of Economics and Business Administration) in Copenhagen and was employed by Den norske Bank for 16 years, most recently as a vice president. She was managing director of Batesgruppen A/S, a public relations firm, during 2000-2002.

Norske Skog's board now consists of the following members: Lars Wilhelm Grøholt, Hov i Land, chairman; Jon R. Gundersen, Oslo, deputy chairman; Halvor Bjørken, Verdal; Øivind Lund, Drammen; Gisele Marchand, Oslo; Egil Myklebust, Oslo; and – representing employees – Jan Vidar Grini, Skien; Stig Johansen, Braskereidfoss; and Kåre Leira, Skogn.

29 April, 2002

NORSKE SKOG
Corporate Communication

For further information:
Vice President Corp. Communication:
Hanne Aaberg, +47 67 59 90 29 or +47 913 51 681

Norske Skog General Meeting held 29.04.2002

Norske Skog's General Meeting was held on 29.04.2002. All the items on the agenda were adopted.

Norske Skog shares are being quoted ex-dividend today, 30.04.2002.

Skogn, 30.04.2002
Norske Skog
Jarle Langfjæran

NSG - Change of reporting dates – *Revised version*

Norske Skog's Board of directors has decided to change reporting dates for the next two quarters. The new dates are:

2nd quarter 2002: Monday August 5, in the afternoon.
3rd quarter 2002: Tuesday November 7, in the morning.

Norske Skog's share of the affiliated company NorskeCanada will be included on both occasions.

We apologize for wrong November date in release sent earlier today.

Oxenøen, April 30, 2002

NORSKE SKOG

Corporate Communications